Exhibit B-80

                            CERTIFICATE OF FORMATION

                       SOUTHERN ENERGY CALIFORNIA, L.L.C.

                           A LIMITED LIABILITY COMPANY

                                       I.

         The name of the limited liability company is Southern Energy California, L.L.C. (the "LLC").

                                       II.

         The initial registered agent of the LLC shall be Corporation Service Company which is located at 1013 Centre Road, Wilmington, New Castle County, Delaware 19805-1297.

                                      III.

         A member, a manager, an agent, or an employee of the LLC is not personally liable for the debts, obligations, or liabilities of the LLC, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other member, manager, agent, or employee of the LLC.

Dated: January 22, 1999

                        Jane C. Bryan, Authorized Person